OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ViewCast.com, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
926713 10 8
(CUSIP Number)
Richard L. Waggoner, Gardere Wynne Sewell LLP,
1601 Elm Street, Suite 3000, Dallas, Texas 75201, (214) 999-4510
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 2, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	926713108	Page	2	of	8

1	NAMES OF REPORTING PERSONS: Horace T. Ardinger, Jr.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		7,312,888

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		22,336,713

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		7,312,888

WITH	10	SHARED DISPOSITIVE POWER:

		22,336,713

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	29,649,601

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	54.24%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No.	926713108	Page	3	of	8

1	NAMES OF REPORTING PERSONS: Ardinger Family Partnership, Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		21,248,962

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

21,248,962

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

21,248,962

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

42.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No.	926713108	Page	4	of	8

1	NAMES OF REPORTING PERSONS: Beverly Ardinger Brown

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		21,248,962

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

21,248,962

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

21,248,962

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

42.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No.	926713108	Page	5	of	8
     Horace T. Ardinger Jr. (“Mr. Ardinger”) filed a Statement on Schedule 13D relating to the Common Stock of ViewCast.com, Inc. (then known as MultiMedia Access Corporation) on April 20, 1999 (the “Initial Statement”). The Initial Statement was amended and restated on December 20, 2006 (as amended and restated, the “Statement”). The Reporting Persons are amending the Statement to reflect (a) the exercise by Mr. Ardinger of previously outstanding options for 20,000 shares of the Company’s Common Stock, and previously outstanding warrants for 601,000 shares of the Company’s Common Stock, (b) the exercise by H.T. Ardinger & Son Company, Inc., a Texas corporation wholly-owned by Mr. Ardinger (“H.T. Ardinger & Son”), of previously outstanding warrants for 295,000 shares of the Company’s Common Stock, (c) the exercise by the Ardinger Family Partnership, Ltd. of previously outstanding warrants for 200,000 shares of the Company’s Common Stock, and (d) the expiration of options granted to Mr. Ardinger to acquire 45,000 shares of the Company’s Common Stock. The Statement is hereby amended and supplemented as follows:
Item 1. Security and Issuer.
     This Amendment No. 2 to Schedule 13D (this “Amendment”) relates to the common stock, par value $0.0001 per share (the “Common Stock”) of ViewCast.com, Inc., a Delaware corporation (the “Company”), which has its principal executive offices located at 3701 W. Plano Parkway, Suite 300, Plano, Texas 75075.
Item 2. Identity and Background.
The following sets forth the information required by Items 2(a), 2(b), and 2(c):
1.	Mr. Ardinger served as a director of the Company until the 2006 annual shareholders meeting of the Company held on October 17, 2006 (the “2006 Meeting”). Mr. Ardinger did not stand for re-election as a director at the 2006 Meeting. Mr. Ardinger is a general partner of Ardinger Family Partnership, Ltd., a Texas limited partnership (the “Ardinger Family Partnership”). Mr. Ardinger is a director of, the President of, and the sole shareholder of H.T. Ardinger & Son. Mr. Ardinger’s address is 1990 LakePointe Dr., Lewisville, TX 75057 (the “Ardinger Address”).

2.	Beverly Ardinger Brown (“Brown”) is the daughter of Mr. Ardinger and also a general partner of the Ardinger Family Partnership. Brown works for H.T. Ardinger & Son and her address is the Ardinger Address.

3.	The Ardinger Family Partnership is a Texas limited partnership and its address is the Ardinger Address.

4.	Mr. Ardinger, Brown, and the Ardinger Family Partnership are collectively the “Reporting Persons.”
2(d)	None of the Reporting Persons nor any of the general partners of the Ardinger Family Partnership has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

2(e)	None of the Reporting Persons nor any of the general partners of the Ardinger Family

SCHEDULE 13D

CUSIP No.	926713108	Page	6	of	8
Partnership has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

2(f)	Each of the individuals listed in Item 2(a), and each general partner of the Ardinger Family Partnership is a citizen of the United States.
Item 3. Source and Amount of Funds or other Consideration.
     In connection with the Recent Purchases (as defined in Item 4 below) of the Company’s securities by Mr. Ardinger, he used his personal funds to fund the purchase price therefor. In connection with the Recent Purchases by H.T. Ardinger & Son and by the Ardinger Family Partnership, each used its working capital to fund the purchase price therefor. No borrowing was utilized by any of Mr. Ardinger, H.T. Ardinger & Son or the Ardinger Family Partnership in connection with the Recent Purchases.
Item 4. Purpose of Transaction.
     During the last 60 days, Mr. Ardinger, H.T. Ardinger & Son, and the Ardinger Family Partnership acquired additional shares of Common Stock as described in this Item 4 pursuant to the exercise of outstanding options and warrants (collectively, the “Recent Purchases”) as follows: (a) Mr. Ardinger (i) acquired 10,000 shares at $0.29 per share on January 16, 2007 through the exercise of a previously outstanding stock option granted to him as a director of the Company, (ii) acquired 10,000 shares at $0.407 per share on January 16, 2007 through the exercise of a previously outstanding stock option, (iii) acquired 81,000 shares at $0.275 per share on February 2, 2007 through the exercise of previously outstanding warrants and (iv) acquired 520,000 shares at $0.275 per share on February 5, 2007 through the exercise of previously outstanding warrants, (b) H.T. Ardinger & Son acquired 295,000 shares at $0.275 per share on February 2, 2007 through the exercise of previously outstanding warrants, and (c) the Ardinger Family Partnership acquired 200,000 shares at $0.275 per share on February 5, 2007 through the exercise of previously outstanding warrants.
     Effective January 17, 2007, options to Mr. Ardinger to acquire 45,000 shares of Common Stock expired.
     Other than in connection with the conversion or exercise by one or more of the Reporting Persons of outstanding preferred stock or warrants of the Company owned by one or more of the Reporting Persons, the Reporting Persons do not have any specific plans or proposals which relate to or would result in the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present Board of Directors or management of the Company; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company’s business or corporate structure; changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of securities of the Company becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as

SCHEDULE 13D

CUSIP No.	926713108	Page	7	of	8
amended; or any action similar to any of those enumerated above; but such persons reserve the right to propose or undertake or participate in any of the foregoing actions in the future.
Item 5. Interest in Securities of the Issuer.
(a)	The following chart reflects the number of shares of Common Stock beneficially owned by each of the Reporting Persons and the percentage of the outstanding shares of Common Stock that such shares represent:

	Shares Beneficially	Percentage of
Name	Owned	Outstanding Shares
Mr. Ardinger	29,649,601	54.24%

Brown	21,248,962	42.3%

Ardinger Family Partnership	21,248,962	42.3%
The percentage calculations are based upon 32,045,256 shares of Common Stock outstanding on February 9, 2007, which is the number of shares of Common Stock reported in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 9, 2007. Mr. Ardinger and Brown are each general partners of the Ardinger Family Partnership so each is shown as beneficially owning the 21,248,962 shares beneficially owned by the Ardinger Family Partnership.

(b)	The power of each Reporting Person to vote and dispose of the Common Stock is set forth on pages 2 through 4 of this Amendment.

(c)	See Item 4 hereof for a description of transactions in the Common Stock by the Reporting Persons during the past sixty days.

(d)	Not applicable.

(e)	Not applicable.

SCHEDULE 13D

CUSIP No.	926713108	Page	8	of	8

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     None in connection with the Recent Purchases.

Item 7.	Material to be Filed as Exhibits.
     Not Applicable.
SIGNATURE
After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
February 14, 2007

/s/ Horace T. Ardinger, Jr.
Horace T. Ardinger, Jr.

ARDINGER FAMILY PARTNERSHIP, LTD.
By:	/s/ Horace T. Ardinger, Jr.
Horace T. Ardinger, Jr., General Partner

/s/ Beverly Ardinger Brown
Beverly Ardinger Brown